Fax

RECEIVED

2005 SEP -9 P 2:51

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

LIBERTY
INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Kerin Williams	**Date:**	9 September 2005
Pages:	4		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement that was made on the London Stock Exchange today.

05011078

SUPPL

Yours faithfully

Kerin Williams
Deputy Company Secretary

PROCESSED

SEP 09 2005

THOMSON
FINANCIAL

dlw
9/9

LIBERTY

INTERNATIONAL

September 9, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Major Interests in Shares".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7887 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
LIBERTY INTERNATIONAL PLC	OLD MUTUAL plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
MATERIAL INTEREST OF THE SHAREHOLDER NAMED IN 2 ABOVE	SEE ATTACHED SCHEDULE

5. Number of shares acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
1,424,031	0.44%		

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 50 PENCE	31/08/05	08/09/05

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
16,279,343 ORDINARY SHARES	5.06%

14. Any additional information	15. Name of contact and telephone number for queries
	KERIN WILLIAMS 020 7887 7108

16. Name and signature of authorised company official responsible for making this notification
KERIN WILLIAMS DEPUTY COMPANY SECRETARY
Date of notification 09 September 2005

File No. 82-34722

Registered Holder	
Old Mutual Life Assurance Company (South Africa) Ltd	8,023,779
Old Mutual Life Assurance Company (South Africa) Ltd	10,800
Old Mutual Life Assurance Company (South Africa) Ltd	44,338
Old Mutual Unit Trusts (SA)	283,972
Old Mutual Asset Managers (South Africa) Ltd (Managed fund client assets)	2,595,060
Old Mutual Asset Managers (Namibia) Ltd (Managed fund client assets)	33,600
Old Mutual Global Asset Fund	610,178
BOE Life Assurance Company (Pty) Ltd	1,200
Mutual & Federal Limited	559,618
ABSA Nominees	11,624
Nedbank Nominees Ltd	48,543
Standard Bank Nominees Ltd	626,624
NIB IPS Nominees (Pty) Ltd	56,221
Syfrets Securities Nominees (Pty) Ltd	8,509
Nedcor Bank Nominees	104,166
Nedcor Bank Nominees	1,889
Nedcor Bank Nominees	50,999
Nedbank Nominees Ltd	1,689,094
BOE Private Clients	300
BNS Nominees	1,518,829
	16,279,343